Exhibit (e)(2)(C)
SEPARATION AGREEMENT AND GENERAL RELEASE
     THIS SEPARATION AGREEMENT AND GENERAL RELEASE (the “Agreement”) is made as of this 30th day of November, 2010, by and between Gearoid Faherty (“Executive”) and Eurand N.V., a Netherlands corporation (the “Company”) and Eurand S.p.A., an Italian corporation (“Eurand Italy”) (all references to “affiliates” of the Company shall include Eurand Italy and all other affiliates of the Company).
     WHEREAS Executive has been an employee of Eurand Italy and is currently a member and Chairman of the Board of Directors of Eurand Italy (the “Italian Board”);
     WHEREAS, Executive is the Chief Executive Officer of the Company and is a member and the Chairman of the Board of Directors of the Company (the “Board”);
     WHEREAS, Executive and Sinalunga Holding B.V., a predecessor of the Company, entered into an Employment Agreement dated March 18, 1999 (“Employment Agreement”), which provides for certain benefits in the event that Executive’s employment is terminated under circumstances set forth in the Employment Agreement;
     WHEREAS, Executive and the Company are also parties to (i) the Executive Change in Control Agreement dated May 30, 2009 (“Change in Control Agreement”), which provides for certain benefits in the event that Executive’s employment is terminated in connection with a Change in Control, and (ii) the Retention Plan Agreement dated August 6, 2010 (“Retention Agreement”), which provides retention bonuses under specified circumstances;
     WHEREAS, the Company and [Buyer] (the “Buyer”) intend to execute that certain Share Purchase Agreement (the “SPA”) evidencing the terms pursuant to which Buyer will acquire the outstanding ordinary shares, par value €0.01 per share, of the Company, to be followed by an asset sale transaction to effect the sale of the assets of the Company to Buyer (collectively, the “Transactions,” and the consummation of the Transactions is referred to as the “Closing”);
     WHEREAS, Executive has notified the Company that Executive does not intend to remain with the Company through the Closing and that he will be tendering his resignation as Chief Executive Officer of the Company and its affiliates and as a member and Chairman of the Board and as member of the Italian Board and the boards of directors of all affiliates as of a Termination Date described below;
     WHEREAS, Executive and the Company desire to enter into this Agreement, which shall become effective as of the date on which the SPA is executed (the “Signing Date”), to set forth the parties’ understanding with respect to Executive’s separation from service; and
     WHEREAS, if the Company and the Buyer do not execute the SPA, this Agreement shall be void and of no effect.

     NOW, THEREFORE, IT IS HEREBY AGREED by and between Executive, the Company and Eurand Italy as follows, effective as of the Signing Date:
     1. Executive’s employment with the Company and its affiliates shall terminate as of 31 December 2010, such term to be extendable by written mutual agreement of Executive and the Board in ten (10) business day increments (the “Termination Date”). Executive will thereby resign from his positions as a member and Chairman of the Board, Chief Executive Officer of the Company and its affiliates, and a member of the boards of directors of all Company affiliates, effective as of the Termination Date. Executive undertakes to renounce, effective as of the Termination Date, the office of member of the Italian Board, sending the relevant written notice to the Italian Board and to the chairman of the board of auditors of Eurand Italy before the Termination Date. In the event of a breach of this obligation Executive hereby authorises the sending of this agreement to the Board of Directors and Audit Committee of Eurand Italy, which will have the effect of renouncing the office under article 2385 of the Italian Civil Code. From the date of this Agreement to the Termination Date, Executive shall continue in employment with the Company, receiving his base salary at the rate currently in effect, and shall help ensure a smooth transition to his successor.
     2. In consideration for Executive’s agreements as set forth herein and in particular for the release and waivers provided for under paragraph 4 below and the Second Release set forth as Exhibit A (the “Second Release”), within this settlement agreement, the Company agrees to pay and provide Executive with the severance benefits set forth in this paragraph 2. Executive agrees that Executive is not entitled to any payments, benefits, severance payments or other compensation beyond that expressly provided in this paragraph 2. The Company shall provide to Executive the following severance benefits if Executive executes this Agreement, the Executive delivers the Second Release executed by Executive on or promptly following his Termination Date and this Agreement and the Second Release become effective as provided herein:
(a)	All accrued but unpaid base salary through the Termination Date and any benefits accrued and due under any applicable benefit plans and programs of the Company (including, e.g. payments in respect of accrued but unpaid vacation and sick days).

(b)	A lump sum cash payment in the amount of €292,384.06, which is equal to Executive’s target bonus (“2010 Target Bonus”) under the Company’s annual bonus plan for the 2010 year. Such lump sum payment shall be made within 30 days following the Termination Date.

(c)	A lump sum cash payment in the amount of €701,721.74, which is equal to 40% of two times the sum of Executive’s base salary and Executive’s 2010 Target Bonus, in lieu of any payment under the Retention Agreement. Such lump sum payment shall be made within 30 days following the Termination Date.

(d)	An amount equal to one year of Executive’s base salary as in effect on the Termination Date, which is €584,768.12 in lieu of any severance payment under the Employment Agreement. This severance amount will be paid to Executive in regular installments, no less frequently than monthly, until December 31, 2011 in accordance with the Company’s normal payroll practices, beginning within 30 days after the Termination Date, and in any event will be fully paid by December 31, 2011. In the event of a Change of Control (“Change of Control”), as defined in the Eurand N.V. Equity Compensation Plan (“Equity Plan”) before December 31, 2011, including a Change of Control pursuant to the Transactions, any unpaid severance amount under this subparagraph (d) shall be paid in a lump sum promptly upon the Change of Control.

(e)	Continued coverage under the health plan of the Company in which Executive is participating as of the date of this Agreement, on the same terms as are applicable to active employees, subject to changes made to such plan for active employees, until December 31, 2011.

(f)	A lump sum cash payment of €1,169,536.20, which is equal to Executive’s base salary plus two times Executive’s 2010 Target Bonus, in lieu of any payments under the Change in Control Agreement. Such lump sum payment shall be made upon the earlier of (1) June 30, 2011 or (2) a Change of Control, including a Change of Control pursuant to the Transactions.

(g)	A lump sum cash payment of €293,000, in lieu of any pension benefit under the Employment Agreement. Such lump sum payment shall be made within 30 days following the Termination Date.

(h)	Notwithstanding anything contained to the contrary in the Equity Plan or Executive’s stock option grant awards (“Award”), all outstanding vested and unvested stock options that are held by Executive as of the Termination Date (“Options”) shall remain outstanding for the one-year period following the Termination Date, and any Options that are currently vested or that become vested during such one-year period shall remain outstanding for an additional 90 days after the one-year anniversary of the Termination Date (but in no event shall an Option be outstanding later than the end of the applicable Option term as set forth in the Award agreement). For the avoidance of doubt, vested Options shall be exercisable as long as they are outstanding. Executive shall continue to vest in any unvested Options pursuant to the applicable vesting schedule set forth in his Award agreement as if Executive remained employed by the Company for the one-year period following the Termination Date, and the Options shall remain subject to the terms of the Equity Plan. In the event of a Change of Control, including a Change of Control pursuant to the Transactions, Executive’s outstanding Options shall become fully vested and exercisable, and shall be subject to the terms of the Equity Plan and the SPA, as applicable.

(i)	Executive will be entitled to retain his Company car, on the same terms and conditions as it is currently maintained, until December 31, 2011.

     3. Executive understands and agrees that the payments, benefits and agreements provided in this Agreement are being provided to Executive in consideration for Executive’s acceptance and execution of, and in reliance upon Executive’s representations in, this Agreement. Executive acknowledges that if Executive had not executed this Agreement or the Second Release, Executive would only have been entitled to, and shall only receive, accrued but unpaid base salary and bonus through the Termination Date, amounts due under the Retention Agreement, and any benefits accrued and due under any applicable benefit plans and programs of the Company. No payments shall be made under paragraph 2 unless Executive executes this Agreement and the Second Release. All payments under this Agreement are subject to applicable tax withholding.
     4. Executive, within this settlement agreement, for and in consideration of the commitments of the Company as set forth in paragraph 2 of this Agreement, and intending to be legally bound, does hereby RELEASE, WAIVE AND FOREVER DISCHARGE the Company and Eurand Italy, their stockholders, affiliates, subsidiaries and parents, their respective officers, directors, investors, employees, and agents, and their respective successors and assigns, heirs, executors, and administrators (collectively, “Releasees”) from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which Executive ever had, now has, or hereafter may have with respect to the Releasees, whether known or unknown, or which Executive’s heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of time to the date of this Agreement, including without limitation any such causes of action, suits, debts, claims and demands arising from or relating in any way to Executive’s employment or service relationship with the Company and its affiliates, the terms and conditions of that employment or service relationship, and/or the termination of that employment or service relationship, including without limitation any claims under any federal, state or local common law, statutory, or regulatory provision, now or hereafter recognized, and any claims for attorneys’ fees and costs. Notwithstanding the foregoing, the foregoing release shall not apply to (i) enforcement by Executive of Executive’s rights under this Agreement, (ii) Executive’s rights to indemnification as described in paragraph 5 below, (iii) matters involving fraud, theft or willful misconduct by a Releasee, or (iv) any claims that, as a matter of applicable law, are not waivable. Executive, pursuant to this general and novative settlement agreement, waives towards Eurand Italy all claims or rights of any nature or kind whatsoever relating to or caused by the office of member of the Italian Board or his position in Eurand Italy and related termination as, by way of example and not exhaustive, claims regarding remuneration, awards, payments under whatever heading, reimbursement of expenses or travelling expenses. Executive waives any claims or right whatsoever relating to the former employment contract with Eurand Italy and also represents and warrants that there is no current employment contract between himself and Eurand Italy and therefore he waives any possible claims or right related to ascertaining the existence of an employment contract and any related claims regarding remuneration, awards, payments under whatever heading. Further Executive freeholds and releases from liability Eurand Italy for any claims related to payments of tax and social security contributions in Italy in case it is confronted with such claims. Executive also waives towards Eurand Italy all claims for damages including extra-contractual and/or non-material in terms of articles 2043, 2059, 2087, 2116, paragraph 2, 2383, paragraph 3, and 2389, paragraph 2, of the Italian Civil Code and any other claims deriving from the law. With the signing of this Agreement Executive declares that he is fully satisfied and shall no raise claims against Eurand Italy neither directly nor indirectly, even through third persons, companies or organizations. This Agreement is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.
     5. Notwithstanding anything in this Agreement to the contrary, Executive does not waive any entitlement under the charter or bylaws of the Company or any of its affiliates, or any director’s and officer’s insurance policies purchased by the Company or any of its affiliates, that provide for indemnification for Executive’s actions while a director, officer, employee, or agent of the Company or any of its affiliates, or the Indemnification Agreement between the Executive and the Company dated May 1, 2007 (“Indemnification Agreement”). The Company agrees that the Company’s indemnification obligations to Executive under the Company’s charter and bylaws, and the Company’s obligations under the Indemnification Agreement, shall continue in effect according to their terms.
     6. In consideration for Executive’s execution of this Agreement and compliance with its terms, each of the Company and Eurand Italy, individually and on behalf of the Releasees, hereby irrevocably and unconditionally RELEASES, WAIVES, and FOREVER DISCHARGES Executive, Executive’s successors, assigns, and heirs, from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which the Company, Eurand Italy or the Releasees, respectively, ever had, now has, or hereafter may have with respect to Executive, whether known or unknown, by reason of any matter, cause or thing whatsoever, from the beginning of time to the date of this Agreement. The Company and Eurand Italy agree to indemnify and hold harmless Executive, promptly upon written request, with respect to any cost, expense or liability that Executive incurs with respect to any claim that is released under this paragraph 6 and that is nonetheless brought by a Releasee other than the Company or Eurand Italy. Notwithstanding the foregoing, the foregoing release and indemnity under this paragraph 6 shall not apply to (i) enforcement by the Company or Eurand Italy of their rights under this Agreement, (ii) any rights of the Company or its affiliates under paragraph 5, (iii) matters involving fraud, theft or willful misconduct by Executive, or (iv) any claims that, as a matter of applicable law, are not waivable.
     7. (a) Executive agrees that, at the time of execution of the SPA, Executive will execute the Tender Agreement between Executive and the Buyer (the “Tender Agreement”), substantially in the form attached as Exhibit B, and Executive will comply in all respects with the Tender Agreement. Executive further agrees to do and perform all such further acts and things, and Executive shall execute and deliver such other agreements, certificates, instruments and documents, necessary in order to carry out the intent and accomplish the purposes of this Agreement and the Transactions contemplated by the SPA and to evidence, perfect or otherwise confirm the rights of the Company or Eurand Italy hereunder. The Company and Eurand Italy further agree to do and perform all such further acts and things, and the Company and Eurand Italy shall execute and deliver such other agreements, certificates, instruments and documents, necessary in order to carry out the intent and accomplish the purposes of this Agreement and to evidence, perfect or otherwise confirm the rights of Executive hereunder.
          (b) If the Transactions do not occur because the SPA is terminated prior to the Closing, then (i) if such termination occurs on or prior to March 31, 2011, Executive’s shares in the Company will become freely transferable, subject only to applicable securities laws, on and after the later of March 31, 2011 or the 60th day following the Termination Date, and (ii) if such termination occurs after March 31, 2011, Executive’s shares in the Company will become freely transferable, subject only to applicable securities laws, on and after the later of the date of such termination or the 90th day following the Termination Date. Until such time as the shares may become freely transferable pursuant to (i) or (ii) above, the shares will remain subject to restrictions on transfer as provided pursuant to the Company’s insider trading policy. If and when the shares become freely transferable pursuant to clause (i) or (ii) above, the Company shall take such actions as may be necessary to remove any Company-imposed restrictions on the transferability of the shares.
     8. In consideration for the benefits to be provided to Executive under this Agreement, Executive agrees to comply with the restrictive covenants set forth in this paragraph 8.
(a)	Executive acknowledges that the agreement and covenants contained in this paragraph 8 are essential to protect the value of the Company’s business and assets and by his employment with the Company and its affiliates, Executive has obtained and may continue to obtain such knowledge, contacts, know-how, training and experience and there is a substantial probability that such knowledge, know-how, contacts, training and experience could be used to the substantial advantage of a competitor of the Company and to the Company’s substantial detriment. Therefore, Executive agrees that for the period commencing on the date of this Agreement and ending on the first anniversary of Executive’s Termination Date (such period is hereinafter referred to as the “Restricted Period”) with respect to any state, province, or other jurisdiction in which the Company is, or was, engaged in business during the period of time beginning March 18, 1999 and ending on the Termination Date (Executive’s “Employment Term”), Executive shall not participate or engage, directly or indirectly, for himself or on behalf of or in conjunction with any person, partnership, corporation or other entity, whether as an employee, agent, officer, director, shareholder, partner, joint venturer, investor or otherwise, in any business activities that are in Competition with the business of the Company and its affiliates. For purposes of this Agreement, the term “Competition” means those companies that are, or that are actively planning to be: (i) pharmaceutical companies developing, manufacturing or commercializing any pancrelipase or pancreatin products, anywhere in the world, or (ii) developing or marketing drug formulation technologies which are substantially the same as the technologies of the Company and its affiliates, including without limitation Biorise, Diffucaps, Diffutab, Orbexa, Eurand Minitabs, AdvaTab, Liquitard, Microcaps, anywhere in the world.

(b)	Executive, except in connection with his employment by the Company, shall not disclose to any person or entity or use, either during the Employment Term or at any time thereafter, any information not in the public domain or generally known in the industry, in any form, acquired by Executive while employed by the Company or its affiliates or any predecessor to the Company’s business or, if acquired following the Employment Term, such information which, to

Executive’s knowledge, has been acquired, directly or indirectly, from any person or entity owning a duty of confidentiality to the Company or any of its affiliates, relating to the Company or its affiliates, including but not limited to information regarding customers, vendors, suppliers, trade secrets, training programs, manuals or materials, technical information, contracts, systems, procedures, mailing lists, know-how, trade names, improvements, pricelists, financial or other data (including the revenues, costs or profits associated with any of the products or services of the Company or its affiliates), business plans, code books, invoices and other financial statements, computer programs, software systems, databases, discs and printouts, plans (business, technical or otherwise), customer and industry lists, correspondence, internal reports, personnel files, sales and advertising material, telephone numbers, names, addresses or any other compilation of information, written or unwritten, which is or was used in the business of the Company or any affiliates thereof. Executive agrees and acknowledges that all of such information, in any form, and copies and extracts thereof, are and shall remain the sole and exclusive property of the Company, and upon termination of his employment with the Company, Executive shall return to the Company the originals and all copies of any such information provided to or acquired by Executive in connection with the performance of his duties for the Company and its affiliates, and shall return to the company all files, correspondence and/or other communications received, maintained arid/or originated by Executive during the course of his employment. Notwithstanding anything in the Agreement or elsewhere to the contrary, Executive may retain his list of personal and business contacts, whether in electronic or other form, and any documents relating to personal entitlements or obligations.

(c)	During the Restricted Period, Executive shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company), directly or indirectly solicit, endeavor to entice away from the Company or its affiliates, or otherwise directly interfere with the relationship of the Company or its affiliates with, any person who, to the knowledge of Executive, is employed by or otherwise engaged to perform services for the Company or its affiliates (including, but not, limited to, any independent sales representatives or organizations) or who is, or was within the then most recent twelve-month period, a supplier of raw materials to, a customer or client who purchases products from, or a customer or client who has entered into a research and development contract with the Company, its predecessors or any of its affiliates. The foregoing non-solicitation covenant with respect to non-employees shall only apply to the extent that such action by Executive would interfere with the relationship of the Company or its affiliates with such person. The placement of any general classified or “help wanted” advertisements and/or general solicitations to the public at large shall not constitute a violation of this paragraph 8(c) unless Executive’s name is contained in such advertisements or solicitations.

(d)	Executive hereby sells, transfers and assigns to the Company or to any person or entity designated by the Company all of the entire right, title and interest of

Executive in and to all inventions, ideas, disclosures and improvements, whether patented or unpatented, and copyrightable material, made or conceived by Executive, solely or jointly, during his employment by the Company or its affiliates which relate to methods, apparatus, designs, products, processes or devices, sold, leased, used or under consideration or development by the Company or its affiliates, or which otherwise relate to or pertain to the business, functions or operations of the Company or its affiliates or which arise from the efforts of Executive during the course of his employment for the Company or its affiliates. Upon reasonable written request by the Company, Executive shall communicate promptly and disclose to the Company in such form as the Company requests, all information, details and data pertaining to the aforementioned inventions, ideas, disclosures and improvements; and Executive shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as may be necessary or required of Executive to permit the Company or any person or entity designated by the Company to file and prosecute the patent applications and, as to copyrightable material, to obtain copyright thereof. Any invention relating to the business of the Company and disclosed by Executive, the Company or any affiliate of the Company within two years following the Termination Date shall be deemed to fall within the provisions of this paragraph unless proved to have been first conceived and made following such termination.

(e)	Without intending to limit the remedies available to the Company, Executive acknowledges that a breach of any of the covenants contained in this paragraph 8 may result in material irreparable injury to the Company or its affiliates for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company or its affiliates shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach of this paragraph 8, restraining Executive from engaging in activities prohibited by this paragraph 8 or such other relief as may be required specifically to enforce any of the covenants this paragraph 8.

(f)	In addition to the remedies the Company may seek and obtain pursuant to paragraph 8(e) of this Agreement, the Restricted Period with respect to the non-competition covenant contained in paragraph 8(a) shall be extended by any and all periods during which Executive shall be found by a court to have been in violation of the non-competition covenant contained in paragraph 8(a).
     9. Executive acknowledges and agrees that Executive has permanently and irrevocably severed Executive’s employment and service relationship with the Company and its affiliates, that Executive shall not seek employment or service with the Company or any affiliate at any time in the future, and that neither the Company nor any affiliate has any obligation to employ Executive in the future.

     10. Executive agrees that Executive shall speak positively with respect to the Company and the Releasees, and Executive shall not disparage or subvert the Company or the Releasees, or make any statement reflecting negatively on the Company or the Releasees, including, but not limited to, any matters relating to the operation or management of the Company, irrespective of the truthfulness or falsity of such statement. The Company agrees that it shall direct the senior executives and directors of the Company and its affiliates to speak positively with respect to Executive and not to willfully or knowingly disparage Executive in any way. For the avoidance of doubt, nothing in this paragraph 10 shall require either party to make any particular public statements with respect to the other party.
     11. Executive agrees that, upon reasonable request by the Company or Eurand Italy, Executive shall make himself available upon reasonable notice to assist the Company, Eurand Italy and their affiliates during the one-year period following the Termination Date. This assistance shall relate only to such matters as the Chief Executive Officer of the Company or the Board may designate from time to time and with which Executive is familiar because of previous employment by the Company or its affiliates. The Company shall reimburse Executive for Executive’s reasonable travel and other expenses incurred hereunder. Notwithstanding the foregoing, Executive shall not be required to provide any assistance that impairs Executive’s ability to perform Executive’s responsibilities in any subsequent employment.
     12. Executive acknowledges and agrees that the Company, Eurand Italy and their affiliates previously have satisfied any and all obligations owed to Executive under any employment agreement, appointment, offer or offer letter Executive has with the Company, Eurand Italy or an affiliate. The Company and Eurand Italy acknowledge and agree that Executive previously has satisfied any and all obligations owed to the Company, Eurand Italy and their affiliates under any employment agreement, appointment, offer or offer letter Executive has with the Company, Eurand Italy or an affiliate. The parties agree that this Agreement supersedes any and all prior agreements or understandings, whether written or oral, between Executive and the Company, Eurand Italy and their affiliates (including without limitation the Employment Agreement, Change in Control Agreement, and Retention Agreement), and any obligations relating to securities of the Company or any of its affiliates; provided that this Agreement does not supercede the Indemnification Agreement or the Tender Agreement. The Employment Agreement, Change in Control Agreement, and Retention Agreement shall terminate as of the date of this Agreement. Except as set forth expressly herein, no promises or representations have been made by the Company or its affiliates to Executive in connection with the termination of Executive’s employment or service or the terms of this Agreement, and no promises or representations have been made by Executive to the Company or its affiliates in connection with the termination of Executive’s employment or service or the terms of this Agreement.
     13. Executive and the Company agree that the announcement of the Executive’s termination of employment and service shall be made in a mutually agreeable manner.
     14. Before the Termination Date and except as expressly set forth herein, Executive shall return to the Company all property of the Company and Eurand Italy and its affiliates that is in his possession.

     15. The parties agree and acknowledge that the agreements by the Company and Eurand Italy described herein, and the release of any asserted or unasserted claims against the Releasees, are not and shall not be construed to be an admission of any violation of any federal, state, local or other statute or regulation, or of any duty owed by any of the Releasees to Executive. The parties agree and acknowledge that the agreements by Executive described herein, and the release of any asserted or unasserted claims against Executive, are not and shall not be construed to be an admission of any violation of any federal, state, local or other statute or regulation, or of any duty owed by Executive to any of the Releasees.
     16. Executive agrees and recognizes that should there be a material uncured breach by Executive of Executive’s obligations or covenants set forth in paragraph 8(a) or 8(c) of this Agreement (or paragraph 8(b) if the breach causes material harm to the Company and its affiliates), the Company will have no further obligation to provide Executive with the severance benefits set forth herein. Further, Executive acknowledges in the event of a breach of this Agreement, Releasees may seek any and all appropriate relief for any such breach, including equitable relief and/or money damages, attorney’s fees and costs. The Company and Eurand Italy agree and recognize that should there be a material uncured breach by the Company or Eurand Italy of their economic obligations set forth in this Agreement, Executive will have no further obligation to comply with (i) the non-competition covenant in paragraph 8(a) or (ii) the non-solicitation covenant in paragraph 8(c) as it relates to suppliers, customers and clients. Further, the Company and Eurand Italy acknowledge in the event of a breach of this Agreement, Executive may seek any and all appropriate relief for any such breach, including equitable relief and/or money damages, attorney’s fees and costs.
     17. This Agreement and the obligations of the parties hereunder shall be construed, interpreted and enforced in accordance with the laws of the state of New York.
     18. This Agreement is a general and novative settlement agreement pursuant to Art. 1975 and 1976 of the Italian civil code.
     19. This Agreement constitutes a settlement agreement (“vaststellingsovereenkomst”) in accordance with Sections 7:900 and further of the Dutch Civil Code.
     20. Executive certifies and acknowledges as follows:
(a)	That Executive has read the terms of this Agreement, and that Executive understands its terms and effects, including the fact that Executive has agreed to RELEASE AND FOREVER DISCHARGE the Company, Eurand Italy and each of the Releasees from any legal action arising out of Executive’s employment or service relationship with the Company and its affiliates and the termination of that employment or service relationship;

(b)	That Executive has signed this Agreement voluntarily and knowingly in exchange for the consideration described herein, which Executive acknowledges is adequate and satisfactory to Executive and which Executive acknowledges is in addition to any other benefits to which Executive is otherwise entitled;

(c)	That Executive has been and is hereby advised in writing to consult with an attorney prior to signing this Agreement; and

(d)	That neither party waives rights or claims that may arise after the date this Agreement is executed.
     21. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall any compensation or other payments or benefits received by Executive after the date of termination reduce any payments or benefits due under this Agreement.
     22. This Agreement shall inure to the benefit of the Company and Eurand Italy and their respective successors and assigns. This Agreement shall not be terminated by any business combination. In the event of any business combination, the provisions of this Agreement shall be binding upon the surviving or successor individual or entity, and such surviving or successor individual or entity shall be treated as the Company or Eurand Italy, as applicable, hereunder. Executive’s rights and obligations under this Agreement shall not be transferable by Executive by assignment or otherwise, without the prior written consent of the Company; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or if there be no such designee, to Executive’s estate.
     23. Any dispute arising under or relating to this Agreement, other than a dispute in which the primary relief sought is an equitable remedy such as an injunction, shall be resolved by confidential arbitration, conducted in the English language and held in Milan, Italy, in accordance with the Commercial Arbitration Rules (and not the National Rules for the Resolution of Employment Disputes) of the American Arbitration Association and this paragraph 23. Judgment upon the award entered by the arbitrators may be entered by any party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The arbitrators shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of the Agreement. Each party shall be responsible for its own expenses relating to the conduct of the arbitration (including reasonable attorneys’ fees and expenses) and shall share the fees of the arbitration.
     24. All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid to:
(a)	If to Executive, at Gearoid Faherty, Via De Gasperi 27, Carnate, Milan, Italy 20040, or at such other address or facsimile number as Executive shall have furnished to the Company or Eurand Italy in writing, with a copy to Robert M. Sedgwick, Morrison Cohen LLP, 909 Third Avenue, 27th Floor, New York, NY 10022; or

(b)	If to the Company or Eurand Italy, at 790 Township Line Road, Suite 250, Yardley, PA 19067, atten: General Counsel, or at such other address or facsimile number as the Company or Eurand Italy shall have furnished to Executive in writing, with a copy to Mims Maynard Zabriskie, Morgan Lewis & Bockius, LLP, 1701 Market Street, Philadelphia, PA 19103.
Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.
     25. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The execution of this Agreement may be by actual or facsimile signature.
[Signature page to follow]

     Intending to be legally bound hereby, Executive, the Company and Eurand Italy executed the foregoing Separation Agreement and General Release this 30th day of November, 2010.

/s/ Gearóid Faherty
Gearóid Faherty

Eurand N.V.
By:	/s/ Simon Turton
	Name:	Simon Turton
	Title:	Director

Eurand S.p.A.
By:	/s/ Mario Crovetto
	Name:	Mario Crovetto
	Title:	Director

Exhibit A
SECOND RELEASE TO THE COMPANY
     In further consideration of the severance benefits provided to Gearoid Faherty (“Executive”) pursuant to paragraph 2 of the Separation Agreement and General Release dated ____________, 2010 between Eurand N.V., a Netherlands corporation (the “Company”), Eurand S.p.A., an Italian corporation (“Eurand Italy”) and Executive (the “Separation Agreement”), Executive hereby executes this Second Release to the Company (the “Release”) as follows:
     Intending to be legally bound, Executive, within this settlement agreement, for and in consideration of the commitments of the Company set forth in paragraph 2 of the Separation Agreement, and intending to be legally bound, does hereby RELEASE, WAIVE AND FOREVER DISCHARGE the Company and Eurand Italy, their stockholders, affiliates, subsidiaries and parents, their respective officers, directors, investors, employees, and agents, and their respective successors and assigns, heirs, executors, and administrators (collectively, “Releasees”) from all causes of action, suits, debts, claims and demands whatsoever in law or in equity, which Executive ever had, now has, or hereafter may have with respect to the Releasees, whether known or unknown, or which Executive’s heirs, executors, or administrators may have, by reason of any matter, cause or thing whatsoever, from the beginning of time to the date of this Release, including without limitation any such causes of action, suits, debts, claims and demands arising from or relating in any way to Executive’s employment or service relationship with the Company and its affiliates, the terms and conditions of that employment or service relationship, and/or the termination of that employment or service relationship, including, but not limited to, any claims arising under the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act (“OWBPA”), Title VII of The Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993, the Employee Retirement Income Security Act of 1974, as amended, any applicable state fair employment practice laws, and any other claims under any federal, state or local common law, statutory, or regulatory provision, now or hereafter recognized, and any claims for attorneys’ fees and costs. Executive, pursuant to this Release, waives towards Eurand Italy all claims or rights of any nature or kind whatsoever relating to or caused by the office of member of the Italian Board or his position in Eurand Italy and related termination as, by way of example and not exhaustive, claims regarding remuneration, awards, payments under whatever heading, reimbursement of expenses or travelling expenses. Executive waives any claims or right whatsoever relating to the former employment contract with Eurand Italy and also represents and warrants that there is no current employment contract between himself and Eurand Italy and therefore he waives any possible claims or right related to ascertaining the existence of an employment contract and any related claims regarding remuneration, awards, payments under whatever heading. Further Executive freeholds and releases from liability Eurand Italy for any claims related to payments of tax and social security contributions in Italy in case it is confronted with such claims. Executive also waives towards Eurand Italy all claims for damages including extra-contractual and/or non-material in terms of articles 2043, 2059, 2087, 2116, paragraph 2, 2383, paragraph 3, and 2389, paragraph 2, of the Italian Civil Code and any other claims deriving from the law. With the signing of this Release, Executive declares that he is fully satisfied and shall no raise claims against Eurand Italy neither directly nor indirectly, even through third persons, companies or organizations. This Release is effective without regard to the legal nature of the claims raised and without regard to whether any such claims are based upon tort, equity, implied or express contract or discrimination of any sort.
     Notwithstanding the foregoing, this Release shall not apply to (i) enforcement by Executive of Executive’s rights under the Agreement, (ii) right to indemnification as described in paragraph 5 of the Separation Agreement, (iii) matters involving fraud, theft or willful misconduct by a Releasee, or (iv) any claims that, as a matter of applicable law, are not waivable.
     The execution of this Release may be by actual or facsimile signature.
The undersigned hereby executed this Release as of ____________.
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Gearoid Faherty
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Witness

Exhibit B
TENDER AGREEMENT